Mastech Digital, Inc.

1305 Cherrington Parkway

Building 210, Suite 400,

Moon Township, Pennsylvania 15108

September 28, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mastech Digital, Inc.

Registration Statement on Form S-3 (File No. 333-240153)

Ladies and Gentlemen:

Mastech Digital, Inc. hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (File No. 333-240153) initially filed with the U.S. Securities and Exchange Commission on July 29, 2020, as thereafter amended, be accelerated so that it will be declared effective by 5:00 p.m., Eastern Time, on September 30, 2020, or as soon thereafter as is practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

We respectfully request that we be notified of such effectiveness by a telephone call to our counsel, James Barnes of Blank Rome LLP at 412-932-2731.

Very truly yours,

/s/ John J. Cronin, Jr.
John J. Cronin, Jr.
Chief Financial Officer